Credit Suisse (Bank)Financial Statements 6M09

Credit Suisse (Bank)Financial Statements 6M09
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments and subsequent events
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Other revenues
Note 8 Provision for credit losses
Note 9 Compensation and benefits
Note 10 General and administrative expenses
Note 11 Trading assets and liabilities
Note 12 Investment securities
Note 13 Loans
Note 14 Other assets and liabilities
Note 15 Long-term debt
Note 16 Accumulated other comprehensive income
Note 17 Tax
Note 18 Employee share-based compensation and other compensation benefits
Note 19 Pension and other post-retirement benefits
Note 20 Derivatives and hedging activities
Note 21 Guarantees and commitments
Note 22 Transfers of financial assets and variable interest entities
Note 23 Fair value of financial instruments
Note 24 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse and subsidiaries (the “Bank”) as of June 30, 2009 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2009 and 2008. These condensed consolidated financial statements are the responsibility of the Bank’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2008, and the related consolidated statements of operations, changes in shareholder’s equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 18, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

David L. Jahnke Philipp Rickert
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
August 5, 2009
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)

in	6M09	6M08

Consolidated statements of operations (CHF million)

Interest and dividend income	14,285	25,345

Interest expense	(11,328)	(21,741)

Net interest income	2,957	3,604

Commissions and fees	6,014	7,335

Trading revenues	8,168	(1,126)

Other revenues	(1,049)	86

Net revenues	16,090	9,899

Provision for credit losses	472	186

Compensation and benefits	8,548	7,018

General and administrative expenses	3,432	3,050

Commission expenses	888	1,060

Total other operating expenses	4,320	4,110

Total operating expenses	12,868	11,128

Income/(loss) from continuing operations before taxes	2,750	(1,415)

Income tax expense/(benefit)	963	(303)

Income/(loss) from continuing operations	1,787	(1,112)

Income/(loss) from discontinued operations, net of tax	(19)	1

Net income/(loss)	1,768	(1,111)

Less net income/(loss) attributable to noncontrolling interests	(1,771)	41

Net income/(loss) attributable to shareholders	3,539	(1,152)

of which from continuing operations	3,558	(1,153)

of which from discontinued operations	(19)	1

Consolidated balance sheets (unaudited)

end of	6M09	2008

Assets (CHF million)

Cash and due from banks	56,199	90,521

Interest-bearing deposits with banks	2,211	3,892

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	240,562	269,013

of which reported at fair value	150,809	164,743

Securities received as collateral, at fair value	34,085	29,755

of which encumbered	22,824	16,966

Trading assets, at fair value	332,932	341,381

of which encumbered	102,196	69,921

Investment securities	10,952	11,681

of which reported at fair value	10,952	11,457

Other investments	26,809	26,908

of which reported at fair value	24,884	24,820

Net loans	226,975	220,392

of which reported at fair value	39,126	32,314

of which allowance for loan losses	(1,326)	(1,428)

Premises and equipment	5,927	5,789

Goodwill	8,474	8,195

Other intangible assets	371	412

of which reported at fair value	61	113

Brokerage receivables	48,471	57,499

Other assets	77,179	85,208

of which reported at fair value	31,344	34,066

of which encumbered	2,832	3,329

Assets of discontinued operations held-for-sale	1,037	1,023

Total assets	1,072,184	1,151,669

Consolidated balance sheets (unaudited)

end of	6M09	2008

Liabilities and equity (CHF million)

Due to banks	58,603	74,948

of which reported at fair value	4,574	3,576

Customer deposits	265,129	267,010

of which reported at fair value	2,157	1,975

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,431	243,970

of which reported at fair value	153,422	174,975

Obligation to return securities received as collateral, at fair value	34,085	29,755

Trading liabilities, at fair value	137,201	153,718

Short-term borrowings	9,447	10,182

of which reported at fair value	4,974	2,545

Long-term debt	157,450	148,550

of which reported at fair value	75,207	76,069

Brokerage payables	72,981	93,426

Other liabilities	73,347	83,089

of which reported at fair value	28,626	24,275

Liabilities of discontinued operations held-for-sale	847	872

Total liabilities	1,023,521	1,105,520

Common shares / Participation certificates	4,400	4,400

Additional paid-in capital	24,408	25,059

Retained earnings	8,596	5,132

Treasury shares, at cost	(378)	18

Accumulated other comprehensive income/(loss)	(7,130)	(7,741)

Total shareholders' equity	29,896	26,868

Noncontrolling interests	18,767	19,281

Total equity	48,663	46,149

Total liabilities and equity	1,072,184	1,151,669

end of	6M09	2008

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in equity (unaudited)

							Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M09 (CHF million)

Balance at beginning of period	4,400	25,059	5,132	18		(7,741)	26,868	19,281	46,149	43,996,652	[2]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	9	–	–		–	9	(9)	–	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [3,4]	–	–	–	–		–	–	(213)	(213)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–		–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]	–	–	–	–		–	–	947	947	–

Net income/(loss)	–	–	3,539	–		–	3,539	(1,771)	1,768	–

Gains/(losses) on cash flow hedges	–	–	–	–		32	32	–	32	–

Foreign currency translation	–	–	–	–		580	580	667	1,247	–

Unrealized gains/(losses) on securities	–	–	–	–		(7)	(7)	–	(7)	–

Actuarial gains/(losses)	–	–	–	–		6	6	–	6	–

Total other comprehensive income/(loss), net of tax	–	–	–	–		611	611	667	1,278	–

Sale of treasury shares	–	16	–	769		–	785	–	785	–

Repurchase of treasury shares	–	–	–	(1,165)		–	(1,165)	–	(1,165)	–

Share-based compensation, net of tax	–	(669)	–	–		–	(669)	–	(669)	–

Dividends on share-based compensation, net of tax	–	(6)	–	–		–	(6)	–	(6)	–

Cash dividends paid	–	–	(77)	–		–	(77)	(41)	(118)	–

Changes in scope of consolidation	–	–	–	–		–	–	(144)	(144)	–

Other	–	–	2	–		–	2	45	47	–

Balance at end of period	4,400	24,408	8,596	(378)		(7,130)	29,896	18,767	48,663	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Distributions to owners in funds include the return of original capital invested and any related dividends. 4 The split between ownership changes and not ownership changes related to fund activity are displayed under not changing ownership.

Consolidated statements of changes in equity (unaudited)

						Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M08 (CHF million)

Balance at beginning of period	4,400	20,849	15,872	(5,497)	(4,290)	31,334	24,019	55,353	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(34)	(34)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(1,038)	(1,038)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	578	578	–

Net income/(loss)	–	–	(1,152)	–	–	(1,152)	41	(1,111)	–

Gains/(losses) on cash flow hedges	–	–	–	–	1	1	–	1	–

Foreign currency translation	–	–	–	–	(2,171)	(2,171)	(2,294)	(4,465)	–

Unrealized gains/(losses) on securities	–	–	–	–	(34)	(34)	–	(34)	–

Actuarial gains/(losses)	–	–	–	–	14	14	–	14	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,190)	(2,190)	(2,294)	(4,484)	–

Issuance of common shares	–	1,208	–	–	–	1,208	–	1,208	–

Sale of treasury shares	–	(3)	–	158	–	155	–	155	–

Repurchase of treasury shares	–	–	–	(222)	–	(222)	–	(222)	–

Share-based compensation, net of tax	–	184	–	145	–	329	–	329	–

Dividends on share-based compensation, net of tax		(10)	–	–	–	(10)	–	(10)	–

Cash dividends paid	–	–	(2,600)	–	–	(2,600)	(52)	(2,652)	–

Changes in scope of consolidation	–	–	–	–	–	–	17	17	–

Other	–	14	–	–	–	14	(53)	(39)	–

Balance at end of period	4,400	22,242	12,120	(5,416)	(6,480)	26,866	21,184	48,050	43,996,652

Comprehensive income (unaudited)

	6M09	6M08

Comprehensive income (CHF million)

Net income/(loss)	1,768	(1,111)

Other comprehensive income/(loss), net of tax	1,278	(4,484)

Comprehensive income/(loss)	3,046	(5,595)

Comprehensive income/(loss) attributable to noncontrolling interests	(1,104)	(2,253)

Comprehensive income/(loss) attributable to shareholders	4,150	(3,342)

Consolidated statements of cash flows (unaudited)

in	6M09	6M08

Operating activities of continuing operations (CHF million)

Net income/(loss)	1,768	(1,111)

Less net income/(loss) attributable to noncontrolling interests	(1,771)	41

Net income/(loss) attributable to shareholders	3,539	(1,152)

(Income)/loss from discontinued operations attributable to shareholders, net of tax	19	(1)

Income/(loss) from continuing operations attributable to shareholders	3,558	(1,153)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	511	460

Provision for credit losses	472	186

Deferred tax provision	813	(322)

Share of net income from equity method investments	18	(22)

Trading assets and liabilities	(3,736)	43,494

(Increase)/decrease in accrued interest, fees receivable and other assets	20,246	(6,729)

Increase/(decrease) in accrued expenses and other liabilities	(35,030)	11,575

Other, net	132	(8,929)

Total adjustments	(16,574)	39,713

Net cash provided by/(used in) operating activities of continuing operations	(13,016)	38,560

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	1,519	(2,146)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	36,175	(10,338)

Purchase of investment securities	(123)	(138)

Proceeds from sale of investment securities	18	8

Maturities of investment securities	1,583	1,032

Investments in subsidiaries and other investments	(350)	(2,400)

Proceeds from sale of other investments	1,074	1,240

(Increase)/decrease in loans	6,845	(655)

Proceeds from sales of loans	376	472

Capital expenditures for premises and equipment and other intangible assets	(488)	(539)

Proceeds from sale of premises and equipment and other intangible assets	2	2

Other, net	37	(14)

Net cash provided by/(used in) investing activities of continuing operations	46,668	(13,476)

Consolidated statements of cash flows (unaudited) (continued)

in	6M09	6M08

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(24,709)	(28,841)

Increase/(decrease) in short-term borrowings	6,729	(4,172)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(35,636)	(17,766)

Issuances of long-term debt	21,692	60,873

Repayments of long-term debt	(35,774)	(40,332)

Issuances of common shares	0	1,208

Sale of treasury shares	785	155

Repurchase of treasury shares	(1,165)	(222)

Dividends paid/capital repayments	(124)	(2,667)

Other, net	(2,238)	3,561

Net cash provided by/(used in) financing activities of continuing operations	(70,440)	(28,203)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	2,466	(2,121)

Net cash provided used in discontinued operations (CHF million)

Net cash provided used in operating activities of discontinued operations	0	(56)

Net decrease in cash and due from banks (CHF million)

Net decrease in cash and due from banks	(34,322)	(5,296)

Cash and due from banks at beginning of period	90,521	36,304

Cash and due from banks at end of period	56,199	31,008

Supplemental cash flow information (unaudited)

in	6M09	6M08

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	595	1,270

Cash paid for interest	11,616	23,050

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	49	0

Liabilities sold	12	0

Notes to the condensed consolidated financial statements – unaudited

Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2008, included in the Credit Suisse Annual Report 2008. For a description of the Bank’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2008. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2008.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the most recently adopted accounting standards and standards to be adopted in future periods, refer to Note 1 – Summary of significant accounting policies in V – Condensed consolidated financial statements – unaudited in Credit Suisse Group AG’s (the Group) financial report for the second quarter of 2009 (Credit Suisse Financial Report 2Q09). The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

Note 2 Business developments and subsequent events
Acquisitions and divestitures
For further information, refer to Note 3 – Discontinued operations.
There were no significant acquisitions in 6M09 and 6M08.
Subsequent events
For the purpose of issuing these financial statements, management evaluated events and transactions through to and including August 5, 2009. Based on these evaluations, no subsequent events were identified that require further recognition or disclosure.

Note 3 Discontinued operations
For further information on the sale of the Bank’s traditional investment strategies business in Asset Management to Aberdeen Asset Management, refer to Note 3 – Discontinued operations in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09.

Income/(loss) from discontinued operations

in	6M09	6M08

Income/(loss) from discontinued operations (CHF million)

Net revenues	56	180

Total expenses	(160)	(179)

Income/(loss) from discontinued operations before taxes	(104)	1

Gain on disposal [1]	75	–

Income tax expense/(benefit)	(10)	–

Income/(loss) from discontinued operations, net of tax	(19)	1

1 Represents net gains from the deconsolidation of subsidiaries in 6M09. The Bank did not retain any investment in the former subsidiaries.

Note 4 Segment reporting
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M09 and 6M08 were CHF 373 million and CHF 453 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 908 million and CHF 1,112 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2009 and December 31, 2008 were CHF 50.3 billion and CHF 51.9 billion, respectively. For further information, refer to Note 4 – Segment reporting in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09.

Net revenues and income/(loss) before taxes

in	6M09	6M08

Net revenues (CHF million)

Private Banking	5,829	6,620

Investment Banking	12,453	3,202

Asset Management	440	614

Adjustments [1,2]	(2,632)	(537)

Net revenues	16,090	9,899

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	1,927	2,544

Investment Banking	4,069	(3,119)

Asset Management	(435)	(420)

Adjustments [1,3]	(2,811)	(420)

Income/(loss) from continuing operations before taxes	2,750	(1,415)

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF (1,738) million in 6M09 and CHF 369 million in 6M08, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes noncontrolling interest income of CHF (1,823) million in 6M09 and CHF 299 million in 6M08, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets

end of	6M09	2008

Total assets (CHF million)

Private Banking	367,693	374,771

Investment Banking	883,014	976,713

Asset Management	16,557	21,580

Adjustments [1]	(195,080)	(221,395)

Total assets	1,072,184	1,151,669

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Note 5 Net interest income
in	6M09	6M08

Net interest income (CHF million)

Loans	2,976	4,106

Investment securities	143	310

Trading assets	7,698	10,114

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,009	7,289

Other	1,459	3,526

Interest and dividend income	14,285	25,345

Deposits	(1,851)	(5,742)

Short-term borrowings	(127)	(245)

Trading liabilities	(4,848)	(5,157)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,577)	(7,162)

Long-term debt	(2,530)	(2,118)

Other	(395)	(1,317)

Interest expense	(11,328)	(21,741)

Net interest income	2,957	3,604

Note 6 Commissions and fees
in	6M09	6M08

Commissions and fees (CHF million)

Lending business	531	458

Investment and portfolio management	1,711	2,408

Other securities business	73	113

Fiduciary	1,784	2,521

Underwriting	986	661

Brokerage	1,893	2,416

Underwriting and brokerage	2,879	3,077

Other customer services	820	1,279

Commissions and fees	6,014	7,335

Note 7 Other revenues
in	6M09	6M08

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	(1,843)	259

Loans held-for-sale	(134)	(469)

Long-lived assets held-for-sale	(3)	6

Equity method investments	33	22

Other investments	460	(90)

Other	438	358

Other revenues	(1,049)	86

Note 8 Provision for credit losses
in	6M09	6M08

Provision for credit losses (CHF million)

Allowance for loan losses	291	60

Provisions for lending-related and other exposures	181	126

Provision for credit losses	472	186

Note 9 Compensation and benefits
in	6M09	6M08

Compensation and benefits (CHF million)

Salaries and variable compensation	7,528	6,137

Social security	553	407

Other	467	474

Compensation and benefits	8,548	7,018

Note 10 General and administrative expenses
in	6M09	6M08

General and administrative expenses (CHF million)

Occupancy expenses	559	522

IT, machinery, etc.	569	520

Provisions and losses	555	(46)

Travel and entertainment	181	275

Professional services	736	929

Amortization and impairment of other intangible assets	20	34

Other	812	816

General and administrative expenses	3,432	3,050

Note 11 Trading assets and liabilities
end of	6M09	2008

Trading assets (CHF million)

Debt securities	176,527	152,747

Equity securities [1]	75,131	72,879

Derivative instruments [2]	69,415	104,844

Other	11,859	10,911

Trading assets	332,932	341,381

Trading liabilities (CHF million)

Short positions	74,718	59,932

Derivative instruments [2]	62,483	93,786

Trading liabilities	137,201	153,718

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

end of	6M09	2008

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	41,227	51,314

Receivables not netted	15,975	16,994

Total	57,202	68,308

Cash collateral payables (CHF million)

Payables netted against derivative positions	30,855	36,176

Payables not netted [1]	19,820	27,739

Total	50,675	63,915

1 Recorded as cash collateral on derivative instruments in Note 14 - Other assets and liabilities.

Note 12 Investment securities
end of	6M09	2008

Investment securities (CHF million)

Debt securities held-to-maturity	0	224

Securities available-for-sale	10,952	11,457

Total investment securities	10,952	11,681

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

6M09 (CHF million)

Debt securities issued by foreign governments	9,784	203	5	9,982

Corporate debt securities	457	0	0	457

Other	178	5	1	182

Debt securities available-for-sale	10,419	208	6	10,621

Banks, trust and insurance companies	300	21	0	321

Industry and all other	9	1	0	10

Equity securities available-for-sale	309	22	0	331

Securities available-for-sale	10,728	230	6	10,952

2008 (CHF million)

Debt securities issued by foreign governments	224	0	0	224

Debt securities held-to-maturity	224	0	0	224

Debt securities issued by foreign governments	10,579	101	34	10,646

Corporate debt securities	707	0	0	707

Other	5	0	0	5

Debt securities available-for-sale	11,291	101	34	11,358

Equity securities available-for-sale	96	3	0	99

Securities available-for-sale	11,387	104	34	11,457

Gross unrealized losses on investment securities and the related fair value

		Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

6M09 (CHF million)

Debt securities issued by foreign governments	0	0	702	5	702	5

Other	117	1	0	0	117	1

Debt securities available-for-sale	117	1	702	5	819	6

2008 (CHF million)

Debt securities available-for-sale	0	0	5,002	34	5,002	34

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Bank does not intend to sell the investments and there is no indication that it will have to sell the investments before the recovery of their amortized cost bases.

Proceeeds from sales and realized gains from available-for-sale securities

in 6M09	Debt securities

Additional information (CHF million)

Proceeds from sales	18

Realized gains	3

Amortized cost, fair value and average yield of debt securities

			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)

6M09 (CHF million)

Due within 1 year	1,360	1,365	2.66

Due from 1 to 5 years	6,746	6,911	3.18

Due from 5 to 10 years	2,032	2,053	3.28

Due after 10 years	281	292	4.24

Total debt securities	10,419	10,621	3.16

Note 13 Loans
end of	6M09	2008

Loans (CHF million)

Banks	2,415	2,063

Commercial	45,957	46,912

Consumer	72,296	71,072

Public authorities	953	929

Lease financings	1,927	1,896

Switzerland	123,548	122,872

Banks	7,505	8,206

Commercial	76,386	69,217

Consumer	17,211	17,996

Public authorities	2,476	2,319

Lease financings	1,268	1,295

Foreign	104,846	99,033

Gross loans	228,394	221,905

Net (unearned income)/deferred expenses	(93)	(85)

Allowance for loan losses	(1,326)	(1,428)

Net loans	226,975	220,392

Impaired loan portfolio (CHF million)

Gross impaired loans	2,076	2,327

of which loans with a specific allowance	1,879	2,170

of which loans without a specific allowance	197	157

in	6M09	6M08

Allowance for loan losses (CHF million)

Balance at beginning of period	1,428	1,000

Net movements recognized in statements of operations	291	60

Gross write-offs	(460)	(99)

Recoveries	25	54

Net write-offs	(435)	(45)

Provisions for interest	22	0

Foreign currency translation impact and other adjustments, net	20	(32)

Balance at end of period	1,326	983

of which a specific allowance	917	621

of which an inherent credit loss allowance	409	362

Note 14 Other assets and liabilities
end of	6M09	2008

Other assets (CHF million)

Cash collateral on derivative instruments	15,975	16,994

Cash collateral on non-derivative transactions	2,435	3,152

Derivative instruments used for hedging	1,266	3,326

Assets held-for-sale	18,759	23,329

of which loans	18,624	23,166

of which real estate	118	163

Interest and fees receivable	6,447	7,430

Deferred tax assets	10,115	10,415

Prepaid expenses	1,383	524

Failed purchases	140	2,045

Other	20,659	17,993

Other assets	77,179	85,208

Other liabilities (CHF million)

Cash collateral on derivative instruments	19,820	27,739

Cash collateral on non-derivative transactions	481	1,333

Derivative instruments used for hedging	822	274

Provisions [1]	1,787	1,709

of which off-balance sheet risk	635	483

Interest and fees payable	7,736	9,468

Current tax liabilities	2,409	1,812

Deferred tax liabilities	730	584

Failed sales	9,068	9,251

Other	30,494	30,919

Other liabilities	73,347	83,089

1 Includes provisions for bridge commitments.

Note 15 Long-term debt
end of	6M09	2008

Long-term debt (CHF million)

Senior	130,202	121,858

Subordinated	27,248	26,692

Long-term debt	157,450	148,550

of which reported at fair value	75,207	76,069

Note 16 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

6M09 (CHF million)

Balance at beginning of period	(7)	(7,273)	71	(538)	6	(7,741)

Increase/(decrease)	31	559	(5)	(2)	0	583

Reclassification adjustments, included in net income	1	21	(2)	8	0	28

Balance at end of period	25	(6,693)	64	(532)	6	(7,130)

6M08 (CHF million)

Balance at beginning of period	7	(3,979)	125	(450)	7	(4,290)

Increase/(decrease)	1	(2,171)	(42)	0	0	(2,212)

Reclassification adjustments, included in net income	0	0	8	14	0	22

Balance at end of period	8	(6,150)	91	(436)	7	(6,480)

Note 17 Tax
For further information, refer to Note 18 – Tax in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09.

Note 18 Employee share-based compensation and other compensation benefits
For further information, refer to Note 19 – Employee share-based compensation and other compensation benefits in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09 and Note 26 – Employee share-based compensation and other compensation benefits in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2008.

Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 1,874 million and CHF 1,727 million in 6M09 and 6M08, respectively. As of June 30, 2009, the total estimated unrecognized compensation expense of CHF 2,951 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.7 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital. In 6M09 and 6M08, the Bank delivered approximately 23.1 million and 14.1 million Credit Suisse Group shares, respectively, to employees.

Share-based compensation
Incentive Share Unit
The compensation expense recognized in 6M09 and 6M08 related to Incentive Share Units was CHF 875 million and CHF 1,197 million, respectively. The estimated unrecognized compensation expense related to these awards as of June 30, 2009 was CHF 1,622 million and will be recognized over the term of the award, subject to the early retirement rules.

Incentive Share Unit activities

in	6M09	6M08

Number of awards (million)

Balance at beginning of period	59.3	25.4

Granted	23.4	46.3

Settled	(23.9)	(8.8)

Forfeited	(0.1)	(0.5)

Balance at end of period	58.7	62.4

of which vested	0.7	0.3

of which unvested	58.0	62.1

Performance Incentive Plan
The compensation expense recognized in 6M09 and 6M08 related to the 2004 Performance Incentive Plan (PIP I) and the 2006 performance incentive plan (PIP II) was CHF 27 million and CHF 163 million, respectively. The estimated unrecognized compensation expense related to PIP I and PIP II as of June 30, 2009 was CHF 26 million and will be recognized over a period of 1.75 years. None of the PIP units were due for settlement as of June 30, 2009.

Performance Incentive Plan activities

		6M09		6M08

	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	11.8	6.2	11.9

Granted	0.0	0.0	0.1	0.0

Settled	0.0	0.0	0.0	0.0

Forfeited	0.0	0.0	(0.1)	0.0

Balance at end of period	6.1	11.8	6.2	11.9

of which vested	4.3	10.0	2.8	7.7

of which unvested	1.8	1.8	3.4	4.2

Share awards
The compensation expense recognized in 6M09 and 6M08 related to shares awarded under phantom share, Longevity Premium Awards and special awards was CHF 128 million and CHF 367 million, respectively. The estimated unrecognized compensation expense related to these awards as of June 30, 2009 was CHF 354 million and the majority thereof will be recognized over a period of five years.

Share award activities

		6M09		6M08

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.5	58.90	28.5	65.13

Granted	4.9	30.62	2.3	57.42

Settled	(10.7)	71.27	(13.3)	60.59

Forfeited	(0.3)	59.46	(0.5)	67.23

Balance at end of period	14.4	45.82	17.0	71.00

of which vested	0.8	–	0.5	–

of which unvested	13.6	–	16.5	–

Share options
The Bank has discontinued the practice of issuing options and the majority of the original grants have since vested.

Other compensation benefits
Partner Asset Facility
On January 21, 2009, the Bank granted Partner Asset Facility (PAF) awards to employees with a total notional value of CHF 676 million. The compensation expense recognized in 6M09 related to PAF was CHF 340 million, reflecting the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during 6M09. There was no unrecognized compensation expense as of June 30, 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
The compensation expense recognized in 6M09 related to Cash Retention Awards was CHF 504 million. The estimated unrecognized compensation expense as of June 30, 2009 was CHF 949 million and will be recognized over a period of 1.5 years.

Note 19 Pension and other post-retirement benefits
For further information, refer to Note 20 – Pension and other post-retirement benefits in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09 and Note 28 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2008.

The Bank previously disclosed that it expects to contribute CHF 36 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2009. As of June 30, 2009, CHF 25 million of contributions have been made.

in	6M09	6M08

Total pension costs (CHF million)

Service costs on benefit obligation	21	24

Interest costs on benefit obligation	70	73

Expected return on plan assets	(85)	(86)

Amortization of recognized prior service cost	(1)	(1)

Amortization of recognized actuarial losses	13	21

Net periodic pension costs	18	31

Settlement losses	1	0

Total pension costs	19	31

Note 20 Derivatives and hedging activities
For further information, refer to Note 21 – Derivatives and hedging activities in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09 and to Note 29 – Derivatives and hedging activities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2008.

Fair value of derivative instruments

			Trading			Hedging	[1]

end of 6M09	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,728.8	10.9	10.7	0.0	0.0	0.0

Swaps	22,691.2	531.0	521.5	50.6	1.3	1.2

Options bought and sold (OTC)	2,532.4	46.7	49.2	0.0	0.0	0.0

Futures	2,122.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	702.6	0.1	0.2	0.0	0.0	0.0

Interest rate products	36,777.2	588.7	581.6	50.6	1.3	1.2

Forwards	1,738.8	22.9	23.4	23.0	0.0	0.2

Swaps	961.1	35.5	35.5	0.0	0.0	0.0

Options bought and sold (OTC)	1,015.2	17.1	18.2	0.0	0.0	0.0

Futures	13.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	4.7	0.0	0.1	0.0	0.0	0.0

Foreign exchange products	3,732.8	75.5	77.2	23.0	0.0	0.2

Forwards	8.4	0.6	0.7	0.0	0.0	0.0

Swaps	0.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	28.8	0.7	1.2	0.0	0.0	0.0

Futures	0.9	0.0	0.0	0.0	0.0	0.0

Precious metals products	38.1	1.3	1.9	0.0	0.0	0.0

Forwards	9.7	2.5	0.1	0.0	0.0	0.0

Swaps	293.0	10.1	10.8	0.0	0.0	0.0

Options bought and sold (OTC)	409.3	22.7	25.4	0.0	0.0	0.0

Futures	92.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	572.9	2.1	2.0	0.0	0.0	0.0

Equity/index-related products	1,377.8	37.4	38.3	0.0	0.0	0.0

Credit derivatives [2]	2,707.4	115.6	102.4	0.0	0.0	0.0

Forwards	36.7	4.5	4.2	0.0	0.0	0.0

Swaps	158.0	26.0	25.8	0.0	0.0	0.0

Options bought and sold (OTC)	79.8	5.2	5.3	0.0	0.0	0.0

Futures	395.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	198.0	4.0	3.6	0.0	0.0	0.0

Other products [3]	867.8	39.7	38.9	0.0	0.0	0.0

Total derivative instruments	45,501.1	858.2	840.3	73.6	1.3	1.4

The notional amount for derivative instruments (trading and hedging) was CHF 45.6 billion.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

end of 6M09	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	859.5	841.7

Replacement values (trading and hedging) after netting agreements [1]	70.7	63.3

of which recorded in trading assets (PRV) and trading liabilities (NRV)	69.4	62.5

of which recorded in other assets (PRV) and other liabilities (NRV)	1.3	0.8

1 Taking into account legally enforceable netting agreements.

Derivatives in fair value hedging relationships

in 6M09	Gains/ (losses) recognized in income on derivatives	[1]	Gains/ (losses) recognized in income on hedged items	[1]

Derivatives in fair value hedging relationships (CHF million)

Interest rate products	(566)		461

Foreign exchange products	(4)		5

Total	(570)		466

1 Included in trading revenues.

Details of fair value hedges

in	6M09

Fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(104)

Derivatives in cash flow hedging relationships

in 6M09	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in cash flow hedging relationships (CHF million)

Foreign exchange products	31		(1)	[2]

1 Effective portion. 2 Included in total operating expenses.

Details of cash flow hedges

in	6M09

Cash flow hedges (CHF million)

Expected reclassification from AOCI into earnings during the next 12 months	14

Derivatives in net investment hedging relationships

in 6M09	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income

Derivatives in net investment hedging relationships (CHF million)

Interest rate products	29		0

Foreign exchange products	(1,787)		(14)	[2]

Total	(1,758)		(14)

1 Effective portion. 2 Primarily included in discontinued operations.

Trading revenues

in	6M09

Trading revenues (CHF million)

Interest rate products	6,063

Foreign exchange products	(124)

Equity/index-related products	3,400

Credit products	(2,143)

Commodity, emission and energy products	363

Other products	609

Total	8,168

Credit derivative maximum potential payout by maturity

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

6M09 (CHF million)

Single name instruments	107,765	643,859	153,127	904,751

Multiname instruments	32,181	295,233	85,913	413,327

Total	139,946	939,092	239,040	1,318,078

2008 (CHF million)

Single name instruments	97,483	675,455	164,925	937,863

Multiname instruments	11,578	477,487	151,306	640,371

Total	109,061	1,152,942	316,231	1,578,234

Credit derivative exposure on sold protection

			6M09			2008

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single name instruments (CHF million)

Investment grade [1]	661,404	(4,408)	651,441	706,014	(47,541)	688,352

Non-investment grade	243,347	(34,424)	235,124	231,849	(48,822)	225,008

Total single name instruments	904,751	(38,832)	886,565	937,863	(96,363)	913,360

of which sovereigns	125,325	(3,510)	124,650	123,702	(13,274)	121,276

of which non-sovereigns	779,426	(35,322)	761,915	814,161	(83,089)	792,084

Multiname instruments (CHF million)

Investment grade [1]	343,188	(24,360)	334,204	527,971	(49,471)	519,432

Non-investment grade	70,139	(7,388)	66,387	112,400	(19,225)	109,399

Total multiname instruments	413,327	(31,748)	400,591	640,371	(68,696)	628,831

of which sovereigns	289	(80)	90	299	(139)	89

of which non-sovereigns	413,038	(31,668)	400,501	640,072	(68,557)	628,742

1 Based on internal ratings of BBB and above.

Note 21 Guarantees and commitments
For further information, refer to Note 22 – Guarantees and commitments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09 and to Note 30 – Guarantees and commitments in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2008.

Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

6M09 (CHF million)

Credit guarantees and similar instruments	2,947	3,191	6,138	5,148		603	3,343

Performance guarantees and similar instruments	6,033	6,155	12,188	10,524		108	3,380

Securities lending indemnifications	26,132	0	26,132	26,132		0	26,132

Derivatives	150,331	70,381	220,712	220,712		8,687	–	[2]

Other guarantees	3,416	828	4,244	4,149		7	1,760

Total guarantees	188,859	80,555	269,414	266,665		9,405	34,615

2008 (CHF million)

Credit guarantees and similar instruments	3,151	4,074	7,225	6,043		464	4,013

Performance guarantees and similar instruments	5,859	6,350	12,209	10,466		95	3,716

Securities lending indemnifications	28,541	0	28,541	28,541		0	28,541

Derivatives	141,438	71,924	213,362	213,362		15,993	–	[2]

Other guarantees	3,559	843	4,402	4,322		7	1,888

Total guarantees	182,548	83,191	265,739	262,734		16,559	38,158

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

6M09 (CHF million)

Irrevocable commitments under documentary credits	3,949	107	4,056	3,548		1,306

Loan commitments	169,080	56,408	225,488	219,593		160,680

Forward reverse repurchase agreements	40,113	0	40,113	40,113		40,113

Other commitments	7,057	2,097	9,154	9,154		7

Total other commitments	220,199	58,612	278,811	272,408		202,106

2008 (CHF million)

Irrevocable commitments under documentary credits	4,130	76	4,206	3,515		1,706

Loan commitments	175,075	51,302	226,377	220,243		149,121

Forward reverse repurchase agreements	28,139	0	28,139	28,139		28,139

Other commitments	4,625	2,151	6,776	6,776		184

Total other commitments	211,969	53,529	265,498	258,673		179,150

1 Total net amount is computed as the gross amount less any participations.

Note 22 Transfers of financial assets and variable interest entities
For further information, refer to Note 23 – Transfers of financial assets and variable interest entities in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09 and Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2008.

Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to the 6M09 securitizations of financial assets treated as sales, along with cash flows between the Bank and the qualified special purpose entities (QSPEs)/special purpose entities (SPEs) used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred. Only those transactions which qualify for sales accounting and subsequent derecognition of the transferred assets under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140) and in which the Bank has continuing involvement with the entity as of the end of 6M09 are included in the table.

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). This FSP changed and expanded the disclosure requirements for the Bank’s involvement with transfers of financial assets and variable interest entities (VIEs) for December 31, 2008, but did not require retrospective application of the new disclosure. Comparable data was not presented for prior periods.

Securitizations

in 6M09	QSPE	SPE

Gains/(losses) and cash flows (CHF million)

Commercial mortgage-backed securities (CMBS)
Cash received on interests that continue to be held	122	4

Residential mortgage-backed securities (RMBS)
Net gain [1]	60	6

Proceeds from transfer of assets	14,326	92

Servicing fees	2	0

Cash received on interests that continue to be held	108	0

Asset-backed securities (ABS) [2]
Cash received on interests that continue to be held	2	12

Collateralized debt obligations (CDO)
Net gain [1]	0	6

Proceeds from transfer of assets	58	276

Purchases of previously transferred financial assets or its underlying collateral	(270)	(703)

Cash received on interests that continue to be held	0	155

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Other structuring and financing activities
The following table provides the gains or losses relating to 6M09 transfers of financial assets treated as sales which were not securitizations, along with cash flows between the Bank and the SPEs used in such transfers in which the Bank had continuing involvement as of the end of 6M09, regardless of when the transfer of assets occurred.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8. This FSP changed and expanded the disclosure requirements for the Bank’s involvement with transfers of financial assets and VIEs for December 31, 2008, but did not require retrospective application of the new disclosure. Comparable data was not presented for prior periods.

Other structuring and financing activities

in 6M09	SPE

Gains/(losses) and cash flows (CHF million)

Other structuring
Net gain [1]	8

Proceeds from transfer of assets	123

Purchases of previously transferred financial assets or its underlying collateral	(9)

Cash received on interests that continue to be held	10

Financing
Proceeds from transfer of assets	90

Cash received on interests that continue to be held	504

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other structuring or financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other structuring or financing activity pricing date and the sale price of the loans.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continues to be exposed after the transfer of the financial assets to any QSPE/SPE and the total assets of the QSPE/SPE as of the end of 6M09, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of QSPEs/SPEs resulting from continuing involvement

			6M09				2008

end of	QSPE		SPE		QSPE		SPE

CHF million

CMBS
Principal amount outstanding	52,246	[1]	1,306		57,606	[1]	2,247

Total assets of QSPE/SPE	66,785		9,132		70,769		2,247

RMBS
Principal amount outstanding	71,399		1,333		102,515		1,515

Total assets of QSPE/SPE	71,399		1,333		102,515		1,515

ABS
Principal amount outstanding	5,780		1,091		6,282		1,614

Total assets of QSPE/SPE	5,780		1,092		6,282		1,614

CDO
Principal amount outstanding	1,443		34,644	[1]	1,624		36,807	[1]

Total assets of QSPE/SPE	1,443		35,259		1,624		37,404

Other structuring
Principal amount outstanding	1,377		4,121	[1,2]	1,456		6,372	[1,2]

Total assets of QSPE/SPE	1,377		8,007	[2]	1,456		8,238	[2]

Financing
Principal amount outstanding	0		11,350		0		16,040

Total assets of QSPE/SPE	0		11,350		0		16,040

1 Principal amount outstanding related to assets transferred from the Bank and did not include principal amounts for assets transferred from third parties. 2 Includes CHF 74 million and CHF 39 million relating to fund-linked products as of the end of 6M09 and 2008, respectively.

Sensitivity analysis
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M09 and 2008.

Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 6M09	CMBS	[1]	RMBS	ABS	CDO	[2]	Other structuring	Financing

CHF million, except where indicated

Fair value of beneficial interests	1,659		577	29	1,137		448	2,966

of which non-investment grade	906		70	4	240		351	1,620

Weighted-average life, in years	3.7		4.2	5.1	2.9		0.5	3.8

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-48.6	9.7	0.-10.0		–	–

Impact on fair value from 10% adverse change	–		(4.6)	(0.7)	0.0		–	–

Impact on fair value from 20% adverse change	–		(9.1)	(1.5)	0.0		–	–

Cash flow discount rate (rate per annum), in % [4]	0.5-53.0		1.4-51.7	17.3-37.6	2.8-51.2		0.4-36.7	0.9-7.8

Impact on fair value from 10% adverse change	(6.4)		(8.9)	(1.3)	(1.3)		(3.0)	(9.8)

Impact on fair value from 20% adverse change	(12.1)		(17.2)	(2.5)	(2.5)		(5.4)	(19.9)

Expected credit losses (rate per annum), in %	0.1-49.7		0.0-48.9	14.1-36.5	5.1-49.8		0.0-35.5	–

Impact on fair value from 10% adverse change	(5.3)		(6.1)	(1.1)	(1.0)		(10.9)	–

Impact on fair value from 20% adverse change	(10.2)		(12.0)	(2.2)	(1.9)		(21.4)	–

Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 2008	CMBS	[1]	RMBS	ABS	CDO	[2]	Other structuring	Financing

CHF million, except where indicated

Fair value of beneficial interests	1,581		810	32	548		2,424	2,887

of which non-investment grade	44		65	2	40		2,300	1,930

Weighted-average life, in years	2.2		3.5	3.0	9.0		2.5	3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.1-60.4	8.0	5.0-20.0		–	–

Impact on fair value from 10% adverse change	–		(14.3)	(3.8)	(0.4)		–	–

Impact on fair value from 20% adverse change	–		(28.5)	(4.4)	(0.7)		–	–

Cash flow discount rate (rate per annum), in % [4]	5.1-55.2		2.2-51.8	21.6-50.5	2.7-59.3		0.8-10.4	2.9-7.7

Impact on fair value from 10% adverse change	(27.7)		(19.5)	(4.3)	(3.3)		(7.9)	(6.2)

Impact on fair value from 20% adverse change	(54.8)		(38.9)	(5.2)	(6.6)		(15.2)	(12.5)

Expected credit losses (rate per annum), in %	2.8-52.3		2.9-46.1	4.5	4.6-56.7		4.6-15.8	–

Impact on fair value from 10% adverse change	(25.3)		(15.5)	(4.0)	(2.2)		(17.1)	–

Impact on fair value from 20% adverse change	(50.0)		(30.9)	(4.2)	(4.2)		(26.9)	–

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment under SFAS 140 was not achieved as of the end of 6M09 and 2008.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	6M09	2008

CHF million

RMBS
Other assets	677	768

Liability to SPE, included in Other liabilities	(677)	(768)

ABS
Trading assets	13	19

Other assets	705	520

Liability to SPE, included in Other liabilities	(718)	(539)

CDO
Trading assets	125	139

Other assets	0	1,868

Liability to SPE, included in Other liabilities	(125)	(2,007)

Other structuring
Trading assets	1,200	430

Liability to SPE, included in Other liabilities	(1,115)	(430)

Financing
Trading assets	89	0

Other assets	42	50

Liability to SPE, included in Other liabilities	(131)	(50)

Assets pledged or sold
The book value of assets pledged and assigned as collateral was CHF 217.8 billion and CHF 161.6 billion as of the end of 6M09 and 2008, respectively. Of these balances, CHF 127.9 billion and CHF 90.2 billion were assets provided with the right to sell or repledge as of the end of 6M09 and 2008, respectively. The fair value of collateral received with the right to sell or repledge was CHF 457.4 billion and CHF 515.0 billion as of the end of 6M09 and 2008, respectively. Of these balances, CHF 376.4 billion and CHF 454.1 billion were respectively sold or repledged as of the end of 6M09 and 2008, respectively.

Variable interest entities
Financial intermediation
Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. The Bank sponsored, managed and distributed approximately 44% and 55% of total assets of consolidated VIEs related to investment structures as of the end of 6M09 and 2008, respectively.

Consolidated VIEs in which the Bank was the primary beneficiary

		6M09		2008

end of	CDO	Financial inter- mediation	CDO	Financial inter- mediation

Assets of consolidated VIEs (CHF million)

Cash and due from banks	72	620	413	631

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	342	0	0

Trading assets	675	6,375	1,255	10,538

Investment securities	0	1,582	0	114

Other investments	0	1,134	0	2,467

Net loans	0	0	649	939

Other assets	0	2,473	1,114	2,310

Total assets	747	12,526	3,431	16,999

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	256	779	202	1,148

Short-term borrowings	17	0	0	0

Long-term debt	383	1,974	1,211	4,063

Other liabilities	0	5,679	1,603	6,627

Total liabilities	656	8,432	3,016	11,838

Consolidated VIE assets and liabilities are shown net of intercompany eliminations.

Non-consolidated VIEs
The Bank’s involvement in tailored lending arrangements was approximately 11% of the total variable interest assets as of the end of 6M09 and 2008. The Bank’s maximum exposure to loss for non-consolidated financial intermediation VIEs was approximately 4% and 3% as of the end of 6M09 and 2008, respectively.

The Bank acted as an underwriter and market maker, liquidity provider, derivative counterparty or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Bank had exposure to third-party securitization VIEs as a result of the securities purchased from its money market funds. Such VIEs were approximately 45% and 43% of the total variable interest assets and approximately 65% and 63% of the maximum exposure to loss of non-consolidated financial intermediation VIEs as of the end of 6M09 and 2008, respectively.

The Bank’s involvement in investment structures and other financial intermediation activities which the Bank sponsors, manages and distributes was approximately 45% and 46% of the total variable interest assets and approximately 32% and 34% of the maximum exposure to loss of non-consolidated financial intermediation VIEs as of the end of 6M09 and 2008, respectively.

Non-consolidated VIEs in which the Bank held a variable interest

			6M09			2008

end of	CDO	CP Conduit	Financial inter- mediation	CDO	CP Conduit	Financial inter- mediation

Variable interest assets (CHF million)

Trading assets	6,704	522	30,192	9,387	0	28,277

Net loans	713	10,838	11,299	605	1,162	8,393

Other assets	0	10	345	0	6	79

Total variable interest assets	7,417	11,370	41,836	9,992	1,168	36,749

Variable interest liabilities (CHF million)

Trading liabilities	2,871	10	18,069	9,177	88	20,004

Other liabilities	0	122	0	0	118	0

Total variable interest liabilities	2,871	132	18,069	9,177	206	20,004

Maximum exposure to loss (CHF million)

Maximum exposure to loss	10,393	11,602	129,660	10,988	11,696	124,099

Non-consolidated VIE assets (CHF million)

Total non-consolidated VIE assets	126,341	7,285	772,939	136,410	9,099	771,640

Note 23 Fair value of financial instruments
For further information, refer to Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09 and to Note 32 – Financial instruments in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Assets and liabilities measured at fair value on a recurring basis

end of 6M09	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	150,809	0	0		150,809

Debt	4,745	884	0	0		5,629

Equity	28,456	0	0	0		28,456

Securities received as collateral	33,201	884	0	0		34,085

Debt [2]	120,405	40,841	13,179	0		174,425

Equity	54,689	20,961	1,587	0		77,237

Derivatives	10,357	832,625	15,185	(788,756)		69,411

Other	5,040	3,194	3,625	0		11,859

Trading assets	190,491	897,621	33,576	(788,756)		332,932

Debt	9,724	660	237	0		10,621

of which foreign government	9,724	138	120	0		9,982

of which corporates	0	457	0	0		457

of which other	0	65	117	0		182

Equity	82	100	149	0		331

Investment securities	9,806	760	386	0		10,952

Equity	1,205	5,359	16,131	0		22,695

Other (primarily insurance products)	0	0	2,189	0		2,189

Other investments	1,205	5,359	18,320	0		24,884

Loans	0	27,239	11,887	0		39,126

Other intangible assets (mortgage servicing rights)	0	0	61	0		61

Other assets	4,611	16,696	10,121	(84)		31,344

Total assets at fair value	239,314	1,099,368	74,351	(788,840)		624,193

Less other investments - equity at fair value attributable to noncontrolling interests	(977)	(40)	(11,681)	0		(12,698)

Assets at fair value attributable to shareholders	238,337	1,099,328	62,670	(788,840)		611,495

Liabilities (CHF million)

Due to banks	0	4,574	0	0		4,574

Customer deposits	0	2,157	0	0		2,157

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	153,422	0	0		153,422

Debt	4,745	884	0	0		5,629

Equity	28,456	0	0	0		28,456

Obligations to return securities received as collateral	33,201	884	0	0		34,085

Debt [3]	39,921	10,484	128	0		50,533

Equity	23,238	794	153	0		24,185

Derivatives	9,844	816,627	13,965	(777,953)		62,483

Trading liabilities	73,003	827,905	14,246	(777,953)		137,201

Short-term borrowings	0	4,598	376	0		4,974

Long-term debt	0	55,376	19,831	0		75,207

Other liabilities	0	25,362	3,779	(515)		28,626

Total liabilities at fair value	106,204	1,074,278	38,232	(778,468)		440,246

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Includes primarily foreign government, corporate debt and RMBS. 3 Includes primarily foreign government securities.

Assets and liabilities measured at fair value on a recurring basis for level 3

							Trading revenues			Other revenues

6M09	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Debt	19,860	1,245	(2,102)	(6,244)	29	545	(902)	0	0	0	748	13,179

Equity	2,183	1,190	(215)	(1,343)	(150)	(3)	(208)	0	0	0	133	1,587

Derivatives	24,792	4,090	(5,533)	(10,511)	(1,173)	1,079	1,372	0	0	0	1,069	15,185

Other	4,254	67	(409)	(971)	0	83	429	0	0	(14)	186	3,625

Trading assets	51,089	6,592	(8,259)	(19,069)	(1,294)	1,704	691	0	0	(14)	2,136	33,576

Debt	0	0	0	243	0	0	2	0	0	0	(8)	237

of which foreign government	0	0	0	116	0	0	1	0	0	0	3	120

Equity	0	0	0	133	0	0	1	0	0	0	15	149

Investment securities	0	0	0	376	0	0	3	0	0	0	7	386

Equity	16,888	353	(60)	617	1	0	56	(51)	16	(2,245)	556	16,131

Other	1,942	10	(2)	408	1	0	(220)	0	0	0	50	2,189

Other investments	18,830	363	(62)	1,025	2	0	(164)	(51)	16	(2,245)	606	18,320

Loans	14,309	627	(1,032)	(3,230)	15	(60)	664	0	0	0	594	11,887

Other intangible assets	113	0	0	(22)	0	0	0	0	0	(35)	5	61

Other assets	13,645	652	(1,423)	(2,358)	(134)	207	(939)	0	0	0	471	10,121

Total assets at fair value	97,986	8,234	(10,776)	(23,278)	(1,411)	1,851	255	(51)	16	(2,294)	3,819	74,351

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Debt	91	94	(14)	(50)	3	2	1	0	0	0	1	128

Equity	34	109	(4)	3	7	(1)	7	0	0	0	(2)	153

Derivatives	23,456	3,576	(6,540)	(5,135)	(880)	944	(2,426)	0	0	0	970	13,965

Other	10	0	0	23	0	0	(33)	0	0	0	0	0

Trading liabilities	23,591	3,779	(6,558)	(5,159)	(870)	945	(2,451)	0	0	0	969	14,246

Short-term borrowings	350	402	(3)	(484)	(4)	(2)	92	0	0	0	25	376

Long-term debt	23,853	1,265	(2,639)	(3,540)	128	126	(280)	0	0	0	918	19,831

Other liabilities	3,250	801	(299)	54	6	(11)	(216)	135	0	(34)	93	3,779

Total liabilities at fair value	51,047	6,247	(9,499)	(9,132)	(740)	1,058	(2,855)	135	0	(34)	2,005	38,232

Net assets/liabilities at fair value	46,939	1,987	(1,277)	(14,146)	(671)	793	3,110	(186)	16	(2,260)	1,814	36,119

Assets and liabilities measured at fair value on a recurring basis

end of 2008	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0		164,743

Securities received as collateral	28,476	1,279	0	0		29,755

Trading assets	151,801	1,161,348	51,093	(1,022,861)		341,381

Investment securities	10,526	931	0	0		11,457

Other investments	1,181	4,808	18,831	0		24,820

Loans	0	18,005	14,309	0		32,314

Other intangible assets (mortgage servicing rights)	0	0	113	0		113

Other assets	4,017	16,504	13,645	(100)		34,066

Total assets at fair value	196,001	1,367,618	97,991	(1,022,961)		638,649

Less other investments - equity at fair value attributable to noncontrolling interests	(313)	(718)	(13,597)	0		(14,628)

Assets at fair value attributable to shareholders	195,688	1,366,900	84,394	(1,022,961)		624,021

Liabilities (CHF million)

Due to banks	0	3,573	3	0		3,576

Customer deposits	0	1,975	0	0		1,975

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0		174,975

Obligations to return securities received as collateral	28,476	1,279	0	0		29,755

Trading liabilities	61,039	1,076,261	23,593	(1,007,175)		153,718

Short-term borrowings	0	2,195	350	0		2,545

Long-term debt	0	52,216	23,853	0		76,069

Other liabilities	0	21,673	3,249	(647)		24,275

Total liabilities at fair value	89,515	1,334,147	51,048	(1,007,822)		466,888

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis for level 3

6M08	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	5,633	17,622		49,556		72,811

Net realized/unrealized gains/(losses) included in net revenues	5,307	484		(6,902)		(1,111)

Purchases, sales, issuances and settlements	(207)	1,506		718		2,017

Transfers in and/or out of level 3	(1,481)	(14)		26,372		24,877

Foreign currency translation impact included in net revenues	(603)	(1,762)		(4,523)		(6,888)

Balance at end of period	8,649	17,836	[1]	65,221	[2]	91,706

Liabilities (CHF million)

Balance at beginning of period	–	–		32,379		32,379

Net realized/unrealized (gains)/losses included in net revenues	–	–		(1,323)		(1,323)

Purchases, sales, issuances and settlements	–	–		(1,229)		(1,229)

Transfers in and/or out of level 3	–	–		4,604		4,604

Foreign currency translation impact included in net revenues	–	–		(3,152)		(3,152)

Balance at end of period	–	–		31,279	[3]	31,279

Net	8,649	17,836		33,942		60,427

Total realized/unrealized gains/(losses) included in net revenues	5,307	484		(5,579)		212

1 Primarily private equity investments; includes also life finance contracts. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

			6M09				6M08

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	3,232	(2,430)	802	[1]	(406)	618	212	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(4,014)	(2,233)	(6,247)		2,562	298	2,860

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Nonrecurring fair value changes
As of June 30, 2009 and December 31, 2008, CHF 1.8 billion and CHF 3.0 billion, respectively, of loans have been recorded at fair value, of which CHF 0.2 billion and CHF 0.3 billion, respectively, were classified as level 2 and CHF 1.6 billion and CHF 2.6 billion, respectively, were classified as level 3.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

			6M09			2008

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	98	224	(126)	131	229	(98)

Non-accrual loans	1,474	3,472	(1,998)	843	2,017	(1,174)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	150,809	150,042	767	164,743	163,683	1,060

Loans	39,126	38,959	167	32,314	37,327	(5,013)

Other assets	13,591	25,350	(11,759)	16,644	27,557	(10,913)

Due to banks and customer deposits	(2,584)	(2,622)	38	(1,351)	(1,397)	46

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(153,422)	(153,661)	239	(174,975)	(174,631)	(344)

Short-term borrowings	(4,974)	(5,129)	155	(2,545)	(3,146)	601

Long-term debt	(75,207)	(82,657)	7,450	(76,069)	(85,872)	9,803

Other liabilities	(4,219)	(7,079)	2,860	(2,637)	(5,184)	2,547

Gains and losses on financial instruments

	6M09		6M08

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	775	[1]	4,896	[1]

Other trading assets	131	[2]	87	[2]

Other investments	610	[3]	(219)	[3]

of which related to credit risk	(12)		0

Loans	4,677	[2]	622	[1]

of which related to credit risk	3,531		(170)

Other assets	(549)	[2]	(2,341)	[2]

of which related to credit risk	(1,030)		(3,566)

Due to banks and customer deposits	(20)	[1]	(48)	[1]

of which related to credit risk	(9)		9

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(483)	[1]	(3,745)	[1]

Short-term borrowings	(205)	[2]	(202)	[2]

of which related to credit risk [4]	(32)		0

Long-term debt	(3,480)	[2]	2,749	[2]

of which related to credit risk [4]	(2,162)		698

Other liabilities	935	[2]	(421)	[2]

of which related to credit risk	1,033		(498)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Book and estimated fair values of financial instruments

		6M09		2008

end of	Book value	Fair value	Book value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	240,562	240,562	269,013	269,013

Securities received as collateral	34,085	34,085	29,755	29,755

Trading assets	332,932	332,932	341,381	341,381

Investment securities	10,952	10,952	11,681	11,680

Loans	226,975	229,131	220,392	222,072

Other financial assets [1]	200,224	200,245	253,073	253,020

Financial liabilities (CHF million)

Due to banks and deposits	323,732	323,887	341,958	341,623

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,431	214,406	243,970	243,936

Obligation to return securities received as collateral	34,085	34,085	29,755	29,755

Trading liabilities	137,201	137,201	153,718	153,718

Short-term borrowings	9,447	9,453	10,182	10,151

Long-term debt	157,450	156,063	148,550	144,116

Other financial liabilities [2]	145,596	145,597	175,931	175,923

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 24 Litigation
For further information, refer to Note 26 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09.